BMO Financial Group Reports First Quarter 2020 Results

EARNINGS RELEASE

Financial Results Highlights

First Quarter 2020 Compared With First Quarter 2019:

•	Net income of $1,592 million and adjusted net income[1] of $1,617 million, both up 5%

•	Reported EPS[2] of $2.37 and adjusted EPS[1] of $2.41, both up 4%

•	Revenue, net of CCPB[3], of $6,031 million, up 8%

•	Provision for credit losses (PCL) of $349 million; includes PCL on performing loans of $25 million

•	ROE of 13.3%, compared with 13.6%; adjusted ROE[1] of 13.5%, compared with 13.9%

•	Common Equity Tier 1 Ratio of 11.4%

Toronto, February 25, 2020 – For the first quarter ended January 31, 2020, BMO Financial Group recorded net income of $1,592 million or $2.37 per share on a reported basis, and net income of $1,617 million or $2.41 per share on an adjusted basis.

“We had a strong quarter, delivering adjusted earnings per share of $2.41, with 8% year-over-year revenue growth, 16% pre-provision, pre-tax earnings growth and 5% net income growth. All our businesses performed well, each delivering operating leverage over 2% with total bank operating leverage of 4.6% driving a 270 basis point improvement in efficiency. Canadian P&C had another good quarter, with net income growth of 8% and continued robust loan and deposit growth in both personal and commercial. Capital Markets had a strong quarter in all businesses, demonstrating its earnings potential, with an increased contribution from our U.S. segment resulting in 38% total net income growth. Wealth Management and U.S. P&C also performed well, delivering positive operating leverage with both revenue growth and disciplined expense management. Overall portfolio credit quality remains stable, even as credit provisions this quarter were elevated, largely as a result of activity in two specific sectors,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We have significant momentum, with businesses increasing market share. Our segments are winning on the strength of our customer value proposition and our ability to compete effectively. Our commitment to growing our business, improving efficiency and building a stronger BMO for our customers, employees and communities will continue to drive our focus on delivering consistently strong relative performance and long-term shareholder value,” concluded Mr. White.

Return on equity (ROE) was 13.3%, compared with 13.6% in the prior year, and adjusted ROE was 13.5%, compared with 13.9% in the prior year. Return on tangible common equity (ROTCE) was 15.7%, compared with 16.5% in the prior year, and adjusted ROTCE was 15.8%, compared with 16.6% in the prior year.

Concurrent with the release of results, BMO announced a second quarter 2020 dividend of $1.06 per common share, unchanged from the prior quarter and up $0.06 per share or 6% from the prior year. The quarterly dividend of $1.06 per common share is equivalent to an annual dividend of $4.24 per common share.

Our complete First Quarter 2020 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended January 31, 2020, is available online at www.bmo.com/investorrelations and at www.sedar.com.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)	On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.

  Note: All ratios and percentage changes in this document are based on unrounded numbers.

First Quarter Operating Segment Overview

Canadian P&C

Reported net income was $700 million, an increase of $52 million or 8% and adjusted net income was $700 million, an increase of $51 million or 8% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Strong revenue growth was partially offset by higher provisions for credit losses and higher expenses.

During the quarter, we extended our partnership with Canadian Forces Morale and Welfare Services, as we continue to be the official bank and exclusive provider of unique banking services and financial products to members of the Canadian Defence Community, supporting current and former troops, Department of National Defence personnel, RCMP and Canadian Coast Guard members and their families, to help make their financial goals a reality. We also introduced a new personal financial management solution, BMO Insights, to help customers gain better control of their financial lives. The solution leverages artificial intelligence to deliver personalized, automated and actionable insights for everyday banking customers to help them manage their day-to-day finances and cash flow.

U.S. P&C

Reported net income was $351 million, compared with $444 million in the prior year, and adjusted net income was $361 million, compared with $454 million in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income was US$267 million, compared with US$332 million, and adjusted net income was US$275 million, compared with US$340 million in the prior year, due to higher provisions for credit losses, in part due to a recovery in the prior year, partially offset by higher revenue.

During the quarter, BMO opened a new commercial banking office in Los Angeles, California, providing businesses in Southern California with access to BMO’s full array of industry expertise, financial solutions and capabilities, complemented by local market knowledge.

BMO Wealth Management

Reported net income was $291 million, an increase of $53 million or 22%, and adjusted net income was $300 million, an increase of $52 million or 21% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional Wealth reported net income was $209 million, an increase of $36 million or 21%, and adjusted net income was $218 million, an increase of $35 million or 19%, primarily driven by higher revenue from a higher level of client assets and lower expenses. Insurance reported and adjusted net income was $82 million, an increase of $17 million or 26%, primarily due to a benefit from market movements in the current quarter, relative to the unfavourable impact of market movements in the prior year, partially offset by lower underlying business results.

In support of responsible investing and customers’ increasing preference to align financial and social goals, BMO Asset Management launched a suite of indexed Environmental, Social and Governance (ESG) ETFs. BMO was also recognized by Investment Week’s Sustainable and ESG Investment Awards 2019, winning Best ESG Research Team for the second consecutive year and Best ESG Investment Fund for our BMO Responsible Global Equity Fund.

BMO Capital Markets

Reported net income was $356 million, an increase of $100 million or 39%, and adjusted net income was $362 million, an increase of $99 million or 38% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Strong revenue growth in both Global Markets and Investment and Corporate Banking was partially offset by higher expenses and higher oil and gas provisions.

On January 21, 2020, we entered into an agreement to acquire Clearpool Group Inc. (Clearpool), a New York-based provider of electronic trading solutions, operating in the United States and Canada. This acquisition delivers powerful new capabilities to BMO’s electronic trading platform and demonstrates our commitment to providing leading edge trading technology to our global client base. The transaction is subject to regulatory approvals and other customary closing conditions, and is expected to close in the calendar second quarter of 2020.

Corporate Services

Reported and adjusted net loss was $106 million, compared with a reported and adjusted net loss of $76 million in the prior year. Results decreased, primarily due to lower treasury related revenue, in part due to a stronger prior year level, and higher expenses.

Adjusted results in this First Quarter Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.4% as at January 31, 2020. The CET1 Ratio was unchanged from the prior quarter, as retained earnings growth was offset by impacts from business growth, regulatory changes, and the adoption of IFRS 16, Leases.

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Provision for Credit Losses

Total provision for credit losses was $349 million, an increase of $212 million from the prior year. The provision for credit losses ratio was 31 basis points, compared with a below trend level of 13 basis points in the prior year. The provision for credit losses on impaired loans of $324 million increased $197 million from $127 million in the prior year, primarily due to higher provisions in our P&C businesses and BMO Capital Markets. The prior year’s provision for credit losses included the benefit of a recovery on U.S. consumer loans. The provision for credit losses on impaired loans ratio was 29 basis points, compared with 12 basis points in the prior year. There was a $25 million provision for credit losses on performing loans in the current quarter, compared with a $10 million provision for credit losses on performing loans in the prior year. The $25 million provision for credit losses on performing loans in the current quarter was due to credit migration and portfolio growth.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group First Quarter 2020 Earnings Release 2

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items, as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures. Please refer to the Foreign Exchange section on page 7 of our First Quarter 2020 Report to Shareholders for a discussion of the effects of changes in exchange rates on our results. Management assesses performance on a reported basis and on an adjusted basis, and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q1-2020	Q4-2019	Q1-2019

Reported Results
Revenue	6,747	6,087	6,517
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(716)	(335)	(926)
Revenue, net of CCPB	6,031	5,752	5,591
Total provision for credit losses	(349)	(253)	(137)
Non-interest expense	(3,669)	(3,987)	(3,557)
Income before income taxes	2,013	1,512	1,897
Provision for income taxes	(421)	(318)	(387)
Net income	1,592	1,194	1,510
EPS ($)	2.37	1.78	2.28

Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(3)	(2)	(6)
Amortization of acquisition-related intangible assets (3)	(29)	(38)	(31)
Restructuring costs (4)	-	(484)	-
Reinsurance adjustment (5)	-	(25)	-
Adjusting items included in reported pre-tax income	(32)	(549)	(37)

Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(2)	(2)	(4)
Amortization of acquisition-related intangible assets (3)	(23)	(29)	(24)
Restructuring costs (4)	-	(357)	-
Reinsurance adjustment (5)	-	(25)	-
Adjusting items included in reported net income after tax	(25)	(413)	(28)
Impact on EPS ($)	(0.04)	(0.65)	(0.04)

Adjusted Results
Revenue	6,747	6,087	6,517
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(716)	(310)	(926)
Revenue, net of CCPB	6,031	5,777	5,591
Total provision for credit losses	(349)	(253)	(137)
Non-interest expense	(3,637)	(3,463)	(3,520)
Income before income taxes	2,045	2,061	1,934
Provision for income taxes	(428)	(454)	(396)
Net income	1,617	1,607	1,538
EPS ($)	2.41	2.43	2.32

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups, and the reinsurance adjustment, which is included in CCPB, in BMO Wealth Management.

(2)	KGS–Alpha and Clearpool acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.
(3)

These amounts were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 14, 15, 16, 18 and 20 of our First Quarter 2020 Report to Shareholders.

(4)

Q4-2019 reported net income included a restructuring charge of $357 million after-tax ($484 million pre-tax), related to severance and a small amount of real estate-related costs, to continue to improve our efficiency, including accelerating delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the way we do business. Restructuring costs are included in non-interest expense in Corporate Services.

(5)

Q4-2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) in CCPB for the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business. This reinsurance adjustment is included in CCPB in BMO Wealth Management.

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

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Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2020 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could.”

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; the Canadian housing market and consumer leverage; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, business, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section that begins on page 68 of BMO’s 2019 Annual Report, and the Risk Management section of our First Quarter 2020 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 18 of BMO’s 2019 Annual Report and updated in the Economic Review and Outlook section of our First Quarter 2020 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the Economic Review and Outlook section in our First Quarter 2020 Report to Shareholders.

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INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2019 annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 25, 2020, at 8:15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 3048334#. A replay of the conference call can be accessed until Tuesday, May 26, 2020, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 4224755#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Jill Homenuk, Head, Investor, Media & Government Relations, jill.homenuk@bmo.com, 416-867-4770

Tom Little, Director, Investor Relations, tom.little@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

November 2019: $101.35

December 2019: $100.82

January 2020: $103.67

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2019 Annual MD&A, audited annual consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2019 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2020 The next Annual Meeting of Shareholders will be held on Tuesday, March 31, 2020, in Toronto, Ontario.

® Registered trademark of Bank of Montreal

5 BMO Financial Group First Quarter 2020 Earnings Release